DDS TECHNOLOGIES USA, INC.

150 East Palmetto Park Road

Suite 510

Boca Raton, Florida 33432

July 21, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Company name: DDS Technologies USA, Inc. CIK: 0001099217 Registration Number: 333-129112 Accession Number: 0001193125-06-146244

Dear Sir or Madam:

The Company hereby withdraws the above amendment to the Registration Statement that was filed with the Securities and Exchange Commission on July 13, 2006.

The grounds for withdrawal are that the amendment was inadvertently coded in the EDGAR database as an amendment to the Registration Statement rather than as a post-effective amendment. The post-effective amendment to the Registration Statement is being re-filed with the correct EDGAR coding.

The Registration Statement is a resale registration statement filed on behalf of certain Company shareholders and thus, the Company did not sell any securities in connection with the offering.

Sincerely,

/s/ Joseph N. Fasciglione

Joseph N. Fasciglione

Chief Financial Officer